Exhibit 4.1

AMENDMENT NO. 1
TO
RIGHTS AGREEMENT

AMENDMENT NO. 1, dated as of October 31, 2010 (this "Amendment"), to the Amended and Restated Rights Agreement, dated as of December 16, 2004 (the "Rights Agreement"), by and between Wilmington Trust Corporation, a Delaware corporation (the "Company"), and Wells Fargo Bank, N.A. (the "Rights Agent"). All capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

WHEREAS, it is proposed that the Company enter into an Agreement and Plan of Merger, dated as of October 31, 2010, (the "Merger Agreement"), by and among the Company, M&T Bank Corporation, a New York corporation ("Parent"), and MTB One, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub");

WHEREAS, Section 27 of the Rights Agreement provides thaz, for so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of the Rights; and

WHEREAS, the Company desires to amend the Rights Agreement to render the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement.

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company has delivered to the Rights Agent an officer's certificate stating that this Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

NOW, THEREFORE, in accordance with Section 27 of the Rights Agreement, and in consideration of the premises and mutual agreements hereinafter set forth, the Company and the Rights Agent agree to amend the Rights Agreement as follows:

1.           Amendment to Section 1.

(a)           Section 1 of the Rights Agreement is hereby amended to add the following definitions:

"Merger" shall have the meaning given to such term in the Merger Agreement.

"Merger Sub" means MTB One, Inc., a Delaware corporation and wholly owned subsidiary of Parent.

"Parent" means M&T Bank Corporation, a New York corporation.

(b)           The definition of "Acquiring Person" in Section 1(a) of the Rights Agreement is hereby amended by adding as the final sentence thereto the following:

"Notwithstanding anything in this Agreement to the contrary, none of Parent, Merger Sub, or any of their respective Affiliates or Associates shall be deemed to be an Acquiring Person solely by virtue of (A) the approval, execution, delivery or adoption of that certain Agreement and Plan of Merger to be entered into among Parent, Merger Sub and the Company (as it may be amended from time to time, the "Merger Agreement"), or the approval, execution or delivery of any amendment thereto; (B) the consummation of any of the transactions contemplated by the Merger Agreement, including the Merger; or (C) the public announcement of any of the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement (such actions described in this sentence, the "Permitted Events")."

(c)           The definition of "Stock Acquisition Date" in Section 1(kk) of the Rights Agreement is hereby amended by inserting the following proviso at the end thereof:

"; provided, however, that, notwithstanding anything in this Agreement to the contrary, a Stock Acquisition Date shall not occur or be deemed to have occurred solely as a result of the occurrence of any Permitted Event."

2.           Amendment to Section 3(a).  Section 3(a) of the Agreement is hereby amended by inserting the following sentence at the end thereof:

"Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely as a result of the occurrence of any Permitted Event."

3.           Amendment to Section 7(a).  Section 7(a) of the Agreement is hereby amended to read in its entirety as follows:

"Except as otherwise provided herein, the Rights shall become exercisable on the Distribution Date, and thereafter the registered holder of any Right Certificate may, subject to Section 11(a)(ii) hereof and except as otherwise provided herein, exercise the Rights evidenced thereby in whole or in part upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office or agency of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price with respect to the total number of one one-thousandths of a share of Preferred Stock (or other securities, cash or other assets, as the case may be) as to which the Rights are exercised, at any time which is both after the Distribution Date and prior to the time (the "Expiration Date") that is the earliest of (i) the Close of Business on December 16, 2014 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the "Redemption Date"), (iii) the time at which such Rights are exchanged as provided in Section 24 hereof or (iv) the time immediately prior to the Effective Time (as defined in the Merger Agreement), but only if the Effective Time shall occur."

4.           Amendment to Section 13(a).  Section 13(a) of the Rights Agreement is hereby amended by inserting the following sentence at the end thereof:

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"Notwithstanding anything in this Agreement to the contrary, this Section 13 shall not be triggered and no holder of Rights shall vest in any of the rights set forth in this Section 13 solely as a result of the occurrence of any Permitted Event."

5.           Addition of Section 35.  The Rights Agreement is hereby amended by adding a new Section 35 in its entirety as follows:

Section 35.          Termination.  Notwithstanding anything contained herein to the contrary, immediately prior to the Effective Time (but only if the Effective Time shall occur), and upon written notice to the Rights Agent, (i) this Agreement shall be terminated and be without further force or effect, (ii) none of the parties to this Agreement will have any rights, obligations or liabilities hereunder and (iii) the holders of the Rights shall not be entitled to any benefits, rights or other interests under this Agreement, including, without limitation, the right to purchase or otherwise acquire shares of Preferred Stock or any other securities of the Company or of any other Person."

6.           Termination of Merger Agreement.  If for any reason the Merger Agreement is terminated, then this Amendment shall automatically terminate and shall be of no further force or effect and the Agreement shall remain exactly the same as it existed immediately prior to execution of this Amendment.

7.           Effectiveness.  This Amendment shall be deemed effective immediately prior to the execution and delivery of the Merger Agreement.  Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

8.           Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State other than its conflict-of-law principles.

9.           Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed, effective as of the date and year first above written.

WILMINGTON TRUST CORPORATION

By:	/s/ Gerard A. Chamberlain
Name:	Gerard A. Chamberlain
Title:	Vice President and Assistant Secretary

WELLS FARGO BANK, N.A.

By:	/s/ Mark Henning
Name:	Mark Henning
Title:	Vice President